Exhibit 99.5

PATAGONIA GOLD THIRD QUARTER FINANCIAL RESULTS

November 29, 2021 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces its results for the quarter ended September 30, 2021 (“Q3 2021”). The financial statements for Q3 2021, together with the related management’s discussion and analysis, are available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Highlights

●	Generated revenue of US$5.76 million and gross profit of US$1.48 million in Q3 2021.

●	Produced 2,175 gold equivalent ounces (1) and sold 3,223 gold equivalent ounces (1) in Q3 2021.

●	Produced 6,865 gold equivalent ounces (1) and sold 7,878 gold equivalent ounces (1) in the nine-month period including Q3.

●	Exploration work at the Calcatreu gold and silver project (the “Calcatreu Project”) includes trenching, channel sampling, rock chip sampling and 319 km of ground magnetic surveying.

○ This work, identified new epithermal veins at the Calcatreu Project with gold values in rock chip samples ranging from less than 0.01 grams per tonne (“g/t”) to 20.5 g/t and silver values ranging from less than 0.3 g/t to 68.5 g/t. Only one gold value and five silver values were less than the lower limit mentioned herein. (2)

○ Additional trenching, sampling and ground magnetic surveying continues in the southern part of Calcatreu Project.

●	Incurred expenditures to advance the Calcatreu Project totalling US$1.3 million. Prefeasibility study is underway.

●	The 3,500 meters drill program at Tornado/Huracan initiated in June 2021 restarted on 23 November 2021.

●	Completed 2,215 m of rotary air blast drilling at the Monte Leon target located 12 km to the south of the Cap-Oeste pit. In addition, a total of 237.5 km of ground magnetics and 18.2 km of pole-dipole induced polarization/resistivity were completed in Q3 2021.

(1)       Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for three months ended September 30, 2021 was 76.10:1 (2020 at 80.97:1). The ratio for the nine months ended September 30, 2021 was 72.51:1 (2020 at 87.80:1).

(2)       All analytical results performed by Alex Stewart International, a certified, independent analytical services company, at their facilities in Mendoza, AR and subject to the Company’s QAQC protocols.

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM and a qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu Project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the continued trenching, sampling and ground magnetic surveying in the southern part of the Calcatreu Project, the anticipated timing for completing the prefeasibility study, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.